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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              Commission File Number  333-89863*
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(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 11-K

[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2002
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[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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* The Commission file number refers to a Form S-1 registration under the
Securities Act of 1933, which became effective January 12, 2000.


                                     PART I
                             REGISTRANT INFORMATION


  Full Name of Registrant  Grant Geophysical, Inc.
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  Former Name if Applicable
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  Address of Principal Executive Office (Street and Number) 16850 Park Row
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  City, State and Zip Code  Houston, TX  77084
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.(Attach extra sheets if needed.)

         The Registrant experienced unanticipated delays in obtaining audited financial information from one of its Latin American subsidiaries. As a result of these delays, the Registrant has not finalized its consolidated financial statements for the year ended December 31, 2002. This has resulted in the Registrant being unable to complete the timely filing of the Form 10-K for the year ended December 31, 2002.

                                    PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

James Black                                           (281)       398-9503
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     (Name)                                        (Area Code)(Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

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     If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Grant Geophysical, Inc. (the "Company") estimates that its net loss applicable to common stock for the year ended December 31, 2002 will be significantly reduced from the net loss applicable to common stock for the year ended December 31, 2001. However, the Company is currently in discussions with its creditors in regards to a potential comprehensive restructuring of its current indebtedness, although no agreements have been reached and the Company cannot predict whether any agreements will be reached. Potential one-time non-cash charges may occur should a restructuring be completed prior to filing the report on form 10-K for the year-ended December 31, 2002 that would be required to be reported in 2002. As such, the Company is not able to accurately estimate its results of operations for the year ended December 31, 2002 at this time.

         The Company currently is in default under its credit facility with Elliott Associates, L.P. ("Elliott") (the "Credit Facility") as well as under the indenture under which its 9 3/4% Senior Notes due 2008 (the "Senior Notes") were issued. As a result of the event of default under the indenture, the trustee, or the holders of a specified percentage in aggregate principal amount of the Senior Notes, could take the steps necessary to cause the Senior Notes to become immediately due and payable. As of the date of this report, neither the trustee nor such holders has exercised this right. Additionally, the event of default under the Senior Notes constitutes an event of default under the Credit Facility, which entitles Elliott to accelerate the maturity of all amounts owing under the Credit Facility and to exercise remedies to collect such amounts as provided under the Credit Facility and the related security agreements. As of the date of this report, Elliott has not exercised this right. Accordingly, the Company expects to continue to classify any otherwise long-term debt related to the Senior Notes and the Credit Facility as current in the Company's financial statements for the foreseeable future. If any of the Company's debt was accelerated, it would be unlikely that the Company would be able to continue its operations without seeking protection from its creditors under the federal bankruptcy code.

                            Grant Geophysical, Inc.
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                  (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 1, 2003       By  /s/ JAMES BLACK
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                           Name: James Black
                           Title: Chief Financial Officer

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